SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NEXPOINT REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65342V101

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 65342V101	13D	Page 1 of 6

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 342,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 342,430
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65342V101	13D	Page 2 of 6

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,753
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 4 of 6

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,977
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 137,977
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,977
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65342V101	13D	Page 5 of 6

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on April 15, 2020. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock purchased between May 12, 2020 and August 12, 2020 were purchased with the Reporting Persons’ working capital or the working capital of affiliated funds, as applicable.

Item 4. Purpose of Transaction.

Between May 12, 2020 and August 12, 2020, the Reporting Persons purchased an aggregate of 47,758 shares of Common Stock in open market transactions for an aggregate purchase price of $610,421.84.

Item 5. Interest in Securities of the Issuer.

(a) As of August 12, 2020, (i) James D. Dondero may be deemed to beneficially own 342,430 shares of Common Stock, which represents approximately 6.5% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 65,700 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock, (iii) HCMFA may be deemed to beneficially own 138,753 shares of Common Stock, which represents approximately 2.6% of the outstanding Common Stock and (iv) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 137,977 shares of Common Stock, which represents approximately 2.6% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero (1)	0	342,430	0	342,430
NexPoint Advisors, L.P. (2)	0	65,700	0	65,700
Highland Capital Management Fund Advisors, L.P. (3)	0	138,753	0	138,753
Nancy Marie Dondero (4)	137,977	0	137,977	0

(1)

These shares are held by Mr. Dondero indirectly through NexPoint Advisors and HCMFA (as described in footnotes (2)-(3) below), a proprietary account and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA. Mr. Dondero disclaims beneficial ownership of such shares.

(2)

These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by HCMFA indirectly through advised accounts. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA.

(4)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

CUSIP No. 65342V101	13D	Page 6 of 6

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2020

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 12, 2020.

Date	Effected By	Nature of Transaction	Quantity	Price
8/10/2020	Nancy Marie Dondero (1)	Open Market Purchase	4,000	$15.17
8/11/2020	Nancy Marie Dondero (1)	Open Market Purchase	2,594	$15.50
8/12/2020	Nancy Marie Dondero (1)	Open Market Purchase	611	$15.24

(1)	The transactions reported herein were effected by the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee.